November 29, 2011

VIA EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Solo Cup Company
Form 10-K for Fiscal Year ended December 26, 2010
Filed March 17, 2011
Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
Filed August 12, 2011
File No. 333-116843

Dear Mr. Decker:

Set forth below are the table and charts that we provided to members of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the “Staff”) in connection with our November 14, 2011 call with members of the Staff. We referred to these table and charts in our response letter dated November 23, 2011.

$ in thousands (debit)/credit
Description of adjustments that would be required in connection with proposed restatement:	Opening Equity	2007	2008	2009	Total
Asset disposal errors	(1,200)	(300)	(4,300)	5,800	—
AP cut-off error	—	800	300	(1,100)	—
Deferred tax adjustment	8,000	(2,400)	(700)	(5,090)	(190)
Total Required Adjustment	6,800	(1,900)	(4,700)	(390)	(190)

As Stated
Revenue		2,110,102	1,847,034	1,502,552
Operating Income (Loss)		55,283	65,598	30,102
Loss from continuing operations before income taxes		(25,499)	(10,133)	(42,045)
Loss from continuing operations		(6,038)	(12,200)	(35,656)
Net Income (Loss)		71,081	(12,051)	(35,656)
Operating Cash Flow (used in) provided by		95,578	131,939	137,937
Total Assets		1,203,175	1,073,795	987,418

As Adjusted
Revenue		2,110,102	1,847,034	1,502,552
Operating Income (Loss)		55,783	61,598	34,802
Loss from continuing operations before income taxes		(24,999)	(14,133)	(37,345)
Loss from continuing operations		(7,938)	(16,900)	(36,046)
Net Income (Loss)		69,181	(16,751)	(36,046)
Operating Cash Flow (used in) provided by		95,578	131,939	137,937
Total Assets		1,201,675	1,067,995	981,618

Adjustments
Revenue		—	—	—
Operating Income (Loss)		500	(4,000)	4,700
Loss from continuing operations before income taxes		500	(4,000)	4,700
Loss from continuing operations		(1,900)	(4,700)	(390)
Net Income (Loss)		(1,900)	(4,700)	(390)
Operating Cash Flow (used in) provided by		—	—	—
Total Assets		(1,500)	(5,800)	(5,800)

Adjustments as Percentage of As Stated Balances
Revenue		—	—	—
Operating Income (Loss)		0.9%	(6.1)%	15.6%
Loss from continuing operations before income taxes		(2.0)%	39.5%	(11.2)%
Loss from continuing operations		31.5%	38.5%	1.1%
Net Income (Loss)		(2.7)%	39.0%	1.1%
Operating Cash Flow (used in) provided by		—	—	—
Total Assets		(0.1)%	(0.5)%	(0.6)%

($ in millions)

80
60
40
20
0
-20
-40
-60
2007
2008
2009
Operating Income as reported
Operating Income as adjusted
Net Income as reported
Net Income as adjusted

0.0
-10.0
-20.0
-30.0
-40.0
-50.0
2007
2008
2009
Loss from continuing ops before tax as reported
Loss from continuing ops before tax as adjusted

0.0
-10.0
-20.0
-30.0
-40.0
-50.0
2007
2008
2009
Loss from continuing ops as reported
Loss from continuing ops as adjusted

1250
1200
1150
1100
1050
1000
950
2007
2008
2009
Total Assets as reported
Total Assets as adjusted

If you have any further comments or questions, please call me at 847-444-3201.

Very truly yours,

SOLO CUP COMPANY

By: /s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:    Nudrat Salik, Securities and Exchange Commission

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